FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

December 12, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.

Summary of Material Change December 12, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report that the Company received favorable first-pass drilling results on its grass-roots Angelina Gold property (the “Property”) in Manitoba’s emerging Rice Lake Gold District and further, that assays indicate the existence of two previously un-discovered gold zones on the Property.

“We are pleased by the first-pass results from Angelina, but more important this is our first foray into the Rice Lake belt and an important piece of the overall story of the Company. Grandview is the only Canadian junior gold company with high-potential gold properties in two major gold districts (Carlin Trend, Nevada and Red Lake, Ontario) and one emerging gold district (Rice Lake, Manitoba) – all at different levels of exploration and all delivering impressive gold numbers. In the context of gold exploration, Rice Lake is emerging, as is Angelina. We firmly believe that, by virtue of its geological similarities to the 30 million ounce Red Lake Gold District and the return on investment delivered against historic exploration activity, Rice Lake has better than average potential for delivering major discoveries like San Gold’s 1.4 million ounce Rice Lake Mine,” says Grandview President and CEO Paul Sarjeant.

The 2007 drill program for the Property comprised 1193 metres over seven holes in three targeted areas, namely the Discovery Shear, the Contact Zone and the Beaver Pond Vein.

Four holes over 743m were drilled to test gold enriched quartz veins in the ‘Discovery Shear’ area, including the ‘Discovery Zone’ first staked in 1925. The eastern edge of the Discovery Shear (Discovery Zone) was drilled by Gossan Resources (“Gossan”) in 2004 with shallow drill holes that returned grades of 3.4 g/T over 1m and 1.9 g/T over 4.2 m. This season Grandview tested the Discovery Shear along ~350m of strike length, west of the historic Discovery Zone. Three of the four drill holes tested 50 metres below highly enriched surface samples (15.2 g/T, 16.5 g/T and 10.8 g/T gold) acquired during spring 2007 prospecting. The fourth hole tested 50 metres below visible gold discovered by Grandview geologist in September 2007 prior to mobilizing the drill. Two of the four holes tested by the Company this season returned notable gold grades in the primary shear zone. AN-07-01 intersected 0.89 g/T gold over 2m, including a 0.5m interval grading 2.08 g/T gold. AN-07-04 intersected 2.13 g/T gold over 1.5m and AN-07-02 intersected a second, deeper mineralized shear zone (herein termed ‘South Discovery Shear’) grading 1.18 g/T gold over 0.5m which

Grandview Gold Inc.

visually appears to be more prospective with depth (thickness, alteration, sulphides and vein intensity).

Two holes over 301m were drilled by Grandview in the ‘Contact Zone’ (host of the Discovery Zone), planned to test a 50+m thick moderately quartz veined sericite-ankerite alteration zone along the contact between basaltic volcanic rocks to the north and a large gabbro intrusive body to the south. The Contact Zone had seen no previous drilling but spring 2007 prospecting had returned numerous anomalous gold enriched samples. AN-07-06 intersected 0.81 g/T gold over 3m, including 1.4 g/T gold over 1.5m.

Only one 149m hole was drilled to test a quartz-ankerite vein (Beaver Pond Vein) that returned a 1.48 g/T gold assay collected by Gossan in 2003, but no significant assays were returned for this hole.

Company geologists are currently reviewing, compiling and interpreting results of the 2007 prospecting and drill program for the Property, comparing them with previous prospecting, mapping, drilling, geophysics and geochemical results, and will begin developing an exploration program for 2008.

“We are confident about Angelina’s future, given the highly enriched gold samples found during prospecting earlier this season and that, of the 238 samples collected from drilling, approximately 80-percent returned assays above anomalous gold enrichment.” concludes Mr. Sarjeant.

Samples were selected, split by diamond saw, sealed, secured and delivered to the SGS laboratory in Red Lake by Grandview Gold Inc. staff. Sample preparation (PRP 89) and gold analysis by fire assay atomic absorption (FAA303) or gravimetric finish (FAG303) are performed in Red Lake. Additional 32 element geochemistry by aqua regia digestion followed by ICP-AES (ICP12B) is performed by SGS in Toronto. Quality control is maintained by the insertion of a blank and standard sample every 25 samples. The drilling program was carried out under the supervision of Paul Sarjeant, B.Sc, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant.

About the Property
In March, 2007 Grandview acquired 100-per-cent interest in the 11 claim Property. The results of surface mapping and diamond drilling completed by Gossan in 2003 and 2004 attracted the Company to the Property which was first staked in 1925. Several shear zones and high-grade visible gold were discovered on the Property in 1927 and there has been sporadic exploration over the years. Recent mapping and compilation data produced by P. Fulton-Regula for Gossan in 2003 indicated gold results from chip samples over multiple shear zones including 18.0 g/tonne gold over 3.7 metres, 8.84 g/tonne gold over 7.92 metres, 9.18 g/tonne gold over 2 metres.

Individual grab samples of vein quartz ranged from 31g/T to 205.7 g/T gold. Gold mineralization was found along NNW trending shear zones within a structurally complex assemblage of basalts, metasediment, gabbro and tuffs. In 2004, Gossan drilled 10 shallow diamond drill holes with results including; Ang-04-01 returned 3.4 g/T gold over 1 metre and Ang-04-05 returned 1.9 g/T gold over 4.2 metres. For further details regarding the exploration history of the Property visit the Past Exploration and Drilling Results pages of the Company website at www.grandviewgold.com.

Grandview Gold Inc.

The 2007 drilling program for the Property followed-up on prospecting done earlier this field season as part of the Rice Lake Greenstone Belt Reconnaissance program. During prospecting, eight surface samples returned anomalous gold values over an area of approximately 450 metres by 150 metres (1,476 by 492 feet). Two samples contained VG (visible gold) and assayed 16.6 g/T gold and 15.2 g/T gold. A third sample returned 10.8 g/T gold.

About Rice Lake

Grandview considers Manitoba’s emerging Rice Lake Gold District as a potential new major gold district given its geological similarities to the Red Lake Gold District. What separates the two Archean greenstone belt districts, other than the provincial border, is their gold exploration histories. They lie in the same geological terrain, on the same crustal fault and are structurally very similar. Like the Red Lake greenstone belt, the Rice Lake greenstone belt is part of the Superior Province and Uchi Subprovince.

In spite of its similarities to the Red Lake Gold District, the Rice Lake Gold District remains virtually un-explored, having produced about 10-per-cent of the gold produced by the Red Lake District. Industry estimates suggest that Rice Lake exploration activity runs at about 20- per-cent of Red Lake levels, and expenditures at about one to two-per-cent.

Most mining activity took place prior to WWII and the advent of even pre-modern exploration techniques. In 2006, San Gold re-opened the San Antonio/Bissett Mine (1.4 million ounces historic production 1932-68, 1982-83) as the Rice Lake Gold Project and is currently in production with proven and probable reserves of 1.2 million ounces gold. A dozen other mines produced an aggregate of 300,000 ounces from 1922 – 1951. No other producing resource companies are currently operating in the area.

Item 5.	Full Description of Material Change

December 12, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report that the Company received favorable first-pass drilling results on its grass-roots Angelina Gold property (the “Property”) in Manitoba’s emerging Rice Lake Gold District and further, that assays indicate the existence of two previously un-discovered gold zones on the Property.

“We are pleased by the first-pass results from Angelina, but more important this is our first foray into the Rice Lake belt and an important piece of the overall story of the Company. Grandview is the only Canadian junior gold company with high-potential gold properties in two major gold districts (Carlin Trend, Nevada and Red Lake, Ontario) and one emerging gold district (Rice Lake, Manitoba) – all at different levels of exploration and all delivering impressive gold numbers. In the context of gold exploration, Rice Lake is emerging, as is Angelina. We firmly believe that, by virtue of its geological similarities to the 30 million ounce Red Lake Gold District and the return on investment delivered against historic exploration activity, Rice Lake has better than average potential for delivering major discoveries like San Gold’s 1.4 million ounce Rice Lake Mine,” says Grandview President and CEO Paul Sarjeant.

Grandview Gold Inc.

Table 1. Chronology of Significant Assays for the Property; including Relevant Historic Holes

DDH#	From m (ft)	To m (ft)	Length m (ft) †	Au g/T (opt)	Zone
AN-07-01 GVX incl.	76.0 (249.3) 77.5 (254.3)	78.0 (255.9) 78.0 (255.9)	2.0 (6.6) 0.5 (1.6)	0.89 (0.026) 2.08 (0.061)	Discovery Shear
AN-07-02 GVX	112.75 (369.9)	113.25 (371.5)	0.5 (1.6)	1.18 (0.034)	South Discovery Shear **
AN-07-04 GVX	85.25 (279.7)	86.75 (284.6)	1.5 (4.9)	2.13 (0.062)	Discovery Shear
AN-07-06 GVX incl.	50.0 (164.0) 50.0 (164.0)	53.0 (173.8) 51.5 (168.9)	3.0 (9.8) 1.5 (4.9)	0.81 (0.024) 1.40 (0.041)	Contact Zone **

** Newly Discovered Gold Zones
Drill hole intercept length should not be assumed to be true thicknesses.

The 2007 drill program for the Property comprised 1193 metres over seven holes in three targeted areas, namely the Discovery Shear, the Contact Zone and the Beaver Pond Vein.

Four holes over 743m were drilled to test gold enriched quartz veins in the ‘Discovery Shear’ area, including the ‘Discovery Zone’ first staked in 1925. The eastern edge of the Discovery Shear (Discovery Zone) was drilled by Gossan Resources (“Gossan”) in 2004 with shallow drill holes that returned grades of 3.4 g/T over 1m and 1.9 g/T over 4.2 m. This season Grandview tested the Discovery Shear along ~350m of strike length, west of the historic Discovery Zone. Three of the four drill holes tested 50 metres below highly enriched surface samples (15.2 g/T, 16.5 g/T and 10.8 g/T gold) acquired during spring 2007 prospecting.

The fourth hole tested 50 metres below visible gold discovered by Grandview geologist in September 2007 prior to mobilizing the drill. Two of the four holes tested by the Company this season returned notable gold grades in the primary shear zone. AN-07-01 intersected 0.89 g/T gold over 2m, including a 0.5m interval grading 2.08 g/T gold. AN-07-04 intersected 2.13 g/T gold over 1.5m and AN-07-02 intersected a second, deeper mineralized shear zone (herein termed ‘South Discovery Shear’) grading 1.18 g/T gold over 0.5m which visually appears to be more prospective with depth (thickness, alteration, sulphides and vein intensity).

Two holes over 301m were drilled by Grandview in the ‘Contact Zone’ (host of the Discovery Zone), planned to test a 50+m thick moderately quartz veined sericite-ankerite alteration zone along the contact between basaltic volcanic rocks to the north and a large gabbro intrusive body to the south. The Contact Zone had seen no previous drilling but spring 2007 prospecting had returned numerous anomalous gold enriched samples. AN-07-06 intersected 0.81 g/T gold over 3m, including 1.4 g/T gold over 1.5m.

Only one 149m hole was drilled to test a quartz-ankerite vein (Beaver Pond Vein) that returned a 1.48 g/T gold assay collected by Gossan in 2003, but no significant assays were returned for this hole.

Company geologists are currently reviewing, compiling and interpreting results of the 2007 prospecting and drill program for the Property, comparing them with previous prospecting, mapping, drilling, geophysics and geochemical results, and will begin developing an exploration program for 2008.

Grandview Gold Inc.

“We are confident about Angelina’s future, given the highly enriched gold samples found during prospecting earlier this season and that, of the 238 samples collected from drilling, approximately 80-percent returned assays above anomalous gold enrichment.” concludes Mr. Sarjeant.

Samples were selected, split by diamond saw, sealed, secured and delivered to the SGS laboratory in Red Lake by Grandview Gold Inc. staff. Sample preparation (PRP 89) and gold analysis by fire assay atomic absorption (FAA303) or gravimetric finish (FAG303) are performed in Red Lake. Additional 32 element geochemistry by aqua regia digestion followed by ICP-AES (ICP12B) is performed by SGS in Toronto. Quality control is maintained by the insertion of a blank and standard sample every 25 samples. The drilling program was carried out under the supervision of Paul Sarjeant, B.Sc, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant.

About the Property
In March, 2007 Grandview acquired 100-per-cent interest in the 11 claim Property. The results of surface mapping and diamond drilling completed by Gossan in 2003 and 2004 attracted the Company to the Property which was first staked in 1925. Several shear zones and high-grade visible gold were discovered on the Property in 1927 and there has been sporadic exploration over the years. Recent mapping and compilation data produced by P. Fulton-Regula for Gossan in 2003 indicated gold results from chip samples over multiple shear zones including 18.0 g/tonne gold over 3.7 metres, 8.84 g/tonne gold over 7.92 metres, 9.18 g/tonne gold over 2 metres.

Individual grab samples of vein quartz ranged from 31g/T to 205.7 g/T gold. Gold mineralization was found along NNW trending shear zones within a structurally complex assemblage of basalts, metasediment, gabbro and tuffs. In 2004, Gossan drilled 10 shallow diamond drill holes with results including; Ang-04-01 returned 3.4 g/T gold over 1 metre and Ang-04-05 returned 1.9 g/T gold over 4.2 metres. For further details regarding the exploration history of the Property visit the Past Exploration and Drilling Results pages of the Company website at www.grandviewgold.com.

The 2007 drilling program for the Property followed-up on prospecting done earlier this field season as part of the Rice Lake Greenstone Belt Reconnaissance program. During prospecting, eight surface samples returned anomalous gold values over an area of approximately 450 metres by 150 metres (1,476 by 492 feet). Two samples contained VG (visible gold) and assayed 16.6 g/T gold and 15.2 g/T gold. A third sample returned 10.8 g/T gold.

About Rice Lake
Grandview considers Manitoba’s emerging Rice Lake Gold District as a potential new major gold district given its geological similarities to the Red Lake Gold District. What separates the two Archean greenstone belt districts, other than the provincial border, is their gold exploration histories. They lie in the same geological terrain, on the same crustal fault and are structurally very similar. Like the Red Lake greenstone belt, the Rice Lake greenstone belt is part of the Superior Province and Uchi Subprovince.

In spite of its similarities to the Red Lake Gold District, the Rice Lake Gold District remains virtually un-explored, having produced about 10-per-cent of the gold produced by the Red Lake District. Industry estimates suggest that Rice Lake exploration activity runs at about 20-per-cent of Red Lake levels, and expenditures at about one to two-per-cent.

Grandview Gold Inc.

Most mining activity took place prior to WWII and the advent of even pre-modern exploration techniques. In 2006, San Gold re-opened the San Antonio/Bissett Mine (1.4 million ounces historic production 1932-68, 1982-83) as the Rice Lake Gold Project and is currently in production with proven and probable reserves of 1.2 million ounces gold. A dozen other mines produced an aggregate of 300,000 ounces from 1922 – 1951. No other producing resource companies are currently operating in the area.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 12th day of December 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.